UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

I-MAB

(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

44975P103**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 44975P 103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “IMAB.” Each 10 ADSs represents 23 Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Jingwu Zhang Zang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 11,710,284*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,710,284*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,710,284
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%**
12	TYPE OF REPORTING PERSON IN

*

Represents (i) 3,817,113 ordinary shares directly held by Mabcore Limited, a British Virgin Islands company and (ii) 7,893,171 ordinary shares issuable upon exercise of options exercisable within 60 days after December 31, 2020, held by Dr. Zang through Doctor Zang 2020 Dynasty Trust. The Doctor Zang 2020 Dynasty Trust was established under the laws of the State of California and is managed by Dr. Zang as the settlor and investment trustee and Dr. Zang’s spouse, Ms. Zang, as the trustee.

**

Based on 164,037,222 ordinary shares outstanding as of February 1, 2021 (excluding 4, 036,868 ordinary shares issued to the deposit bank of I-Mab for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of I-Mab).

1	NAMES OF REPORTING PERSONS Mabcore Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,817,113
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,817,113
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,817,113
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%**
12	TYPE OF REPORTING PERSON CO

*

Dr. Zang, through himself and The Jingwu Zhang Zang 2018 Irrevocable Family Trust, owns a 55.6% equity interest in Mabcore Limited. Dr. Lili Qian and two other individuals own the remaining equity interest in Mabcore Limited. Dr. Zang is the sole director of Mabcore Limited. The Jingwu Zhang Zang 2018 Irrevocable Family Trust was established under the laws of New York and is managed by Ms. Zang, as the trustee and Dr. Zang as the settlor. Pursuant to the currently effective memorandum and articles of association of Mabcore Limited, Dr. Zang, as the sole director, has the power to direct the actions of Mabcore Limited, including the voting and disposal of Mabcore Limited’s shares in I-Mab. Accordingly, Dr. Zang is deemed to indirectly own all of the 3,817,113 ordinary shares held by Mabcore Limited, while Dr. Qian and the other two individuals are only entitled to their respective pro-rata economic interest in Mabcore Limited.

**

Based on 164,037,222 ordinary shares outstanding as of February 1, 2021 (excluding 4, 036,868 ordinary shares issued to the deposit bank of I-Mab for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of I-Mab).

ITEM 1(a).	NAME OF ISSUER:

I-Mab

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Suite 802, West Tower, OmniVision

88 Shangke Road, Pudong District

Shanghai, 201210

People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Jingwu Zhang Zang

Mabcore Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Jingwu Zhang Zang

Suite 802, West Tower, OmniVision

88 Shangke Road, Pudong District

Shanghai, 201210

People’s Republic of China

Mabcore Limited

Trinity Chambers, P.O. Box 4301

Road Town, Tortola, British Virgin Islands

ITEM 2(c).	CITIZENSHIP:

Jingwu Zhang Zang – United States

Mabcore Limited – British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares, par value of $0.0001 per share

ITEM 2(e).	CUSIP NO.:

44975P 103

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 44975P103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “IMAB.” Each 10 ADSs represents 23 Ordinary Shares.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSONS FILING IS A:

Not applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of par value of $0.0001 per share of I-Mab by each of the reporting persons is provided as of December 31, 2020:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jingwu Zhang Zang	11,710,284	6.8	11,710,284	0	11,710,284	0
Mabcore Limited	3,817,113	2.2	3,817,113	0	3,817,113	0

The 11,710,284 ordinary shares of the Issuer beneficially owned by Dr. Jingwu Zhang Zang comprise (i) 3,817,113 ordinary shares directly held by Mabcore Limited as described below and (ii) 7,893,171 ordinary shares issuable upon exercise of options exercisable within 60 days after December 31, 2020, held by Dr. Zang through Doctor Zang 2020 Dynasty Trust. The Doctor Zang 2020 Dynasty Trust was established under the laws of the State of California and is managed by Dr. Zang as the settlor and investment trustee and Ms. Zang as the trustee.

Mabcore Limited, a British Virgin Islands company, directly holds 3,817,113 ordinary shares of the Issuer. Dr. Zang, through himself and The Jingwu Zhang Zang 2018 Irrevocable Family Trust, owns a 55.6% equity interest in Mabcore Limited. Dr. Lili Qian and two other individuals own the remaining equity interest in Mabcore Limited. Dr. Zang is the sole director of Mabcore Limited. The Jingwu Zhang Zang 2018 Irrevocable Family Trust was established under the laws of New York and is managed by Ms. Zang, as the trustee and Dr. Zang as the settlor. Pursuant to the currently effective memorandum and articles of association of Mabcore Limited, Dr. Zang, as the sole director, has the power to direct the actions of Mabcore Limited, including the voting and disposal of Mabcore Limited’s shares in I-Mab. Accordingly, Dr. Zang is deemed to indirectly own all of the 3,817,113 ordinary shares held by Mabcore Limited, while Dr. Qian and the other two individuals are only entitled to their respective pro-rata economic interest in Mabcore Limited.

The percentage of the class of securities beneficially owned by each of the reporting persons as of December 31, 2020 is based on 164,037,222 ordinary shares outstanding as of February 1, 2021 (excluding 4, 036,868 ordinary shares issued to the deposit bank of I-Mab for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of I-Mab).

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

Jingwu Zhang Zang	/s/ Jingwu Zhang Zang
Jingwu Zhang Zang

Mabcore Limited	By:	/s/ Jingwu Zhang Zang
	Name:	Jingwu Zhang Zang
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement